

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 10, 2018

Kelyn Brannon
Chief Financial Officer
Asure Software, Inc.
3700 N. Capitol of Texas Hwy #350
Austin, TX 78746

> **Re:** **Asure Software, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 2, 2018**
> **File No. 333-224068**

Dear Ms. Brannon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Katheryn A. Gettman, Esq.
        Messerli & Kramer P.A.